UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
FORM N-17f-2
Certificate of Accounting of
Securities and Similar
Investments in the Custody of
Management Investment
Companies
Pursuant to Rule 17f-2 [17
CFR 270.17f-2]

1.	Investment Company Act File Number:
811-2354
Date examination
completed:
August 25, 2017
2.	State identification
Number:



AL
AK
AZ
AR
CA
CO

CT
DE
DC
FL
GA
HI

ID
IL
IN
IA
KS
KY

LA
ME
MD
MA
MI
MN

MS
MO
MT
NE
NV
NH

NJ
NM
NY
NC
ND
OH

OK
OR
PA
RI
SC
SD

TN
TX
UT
VT
VA
WA

WV
WI
WY
PUERTO RICO

Other (specify):
3.	Exact name of investment company as specified in
registration statement: BLACKROCK LIQUIDITY FUNDS


4.	Address of principal executive officer (number, street, city, state, zip code):
100 Bellevue Parkway, Wilmington, DE  19809



August 31, 2017

Securities and Exchange Commission
Attn: Filing Desk, Stop 1-4
450 Fifth Street, N.W
Washington, DC 20549

RE:	Rule 17f-2
	BlackRock Liquidity Funds
	Registration No. 811-2354, CIK No. 0000097098

Ladies and Gentlemen:

Enclosed is a copy of Form N-17f-2, along with our related report, dated August 25, 2017, on our examination of the investment portfolio of BlackRock FedFund, one of the ten series comprising BlackRock Liquidity Funds, as of the close of business on March 31, 2017.

Yours truly,

/s/ Reese Blair

Reese Blair
Partner


Enclosure


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of BlackRock Liquidity Funds:


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of
1940, that BlackRock FedFund (the "Fund"), one of the ten series comprising the BlackRock Liquidity Funds, complied with the requirements of subsections (b) and (c) of Rule
17f-2 under the Investment Company Act of 1940 ("the
Act") as of March 31, 2017. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the Public Company
Accounting Oversight Board (United States), and accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2017, and with respect to agreement of tri-party repurchase agreement purchases and maturities, for the period from October 31, 2016 (the date of our last examination) through March 31, 2017:

*	Confirmation of all underlying collateral on tri-
party repurchase agreements entered into with PNC Bank, N.A. ("PNC") and held in book entry form for the account of PNC, by The Federal Reserve Bank of Cleveland;

*	Reconciliation of all tri-party repurchase agreements
entered into with PNC to the books and records of the Fund and BNY Mellon (the Custodian of the Fund);

*	Agreement of one tri-party repurchase agreement
purchase and one tri-party repurchase agreement maturity since our last report from the books and records of the Fund to subsequent settlement in cash records provided by the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

The Fund is subject to the requirements under Rule 17f-2 of the Act in order to comply with an exemptive order from the Securities and Exchange Commission.

In our opinion, management's assertion that BlackRock
FedFund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of
1940 as of March 31, 2017, with respect to certain securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of BlackRock
Liquidity Funds and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.



Deloitte & Touche LLP
Philadelphia, Pennsylvania
August 25, 2017


Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940


We, as members of management of the BlackRock FedFund
(the "Fund"), one of the ten series comprising the BlackRock Liquidity Funds, are responsible for complying with the requirements of subsections (b) and (c) of Rule
17f-2, "Custody of Investments by Registered Management
Investment Company", of the Investment Company Act of
1940, as amended (the "Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule
17f-2 as of March 31, 2017, and from October 31, 2016
(the date of our last examination) through March 31, 2017.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Act as of March 31, 2017, and from October 31, 2016 (the date of our last examination), through March 31, 2017, with respect to certain securities reflected in the investment account of the Fund.

The Fund is subject to the requirements under Rule 17f-2 of the Act in order to comply with an exemptive order from the Securities and Exchange Commission.


/s/ John M. Perlowski _____________________________
John M. Perlowski, President and Chief Executive Officer

August 25, 2017


/s/ Neal J. Andrews _______________________________
Neal J. Andrews, Chief Financial Officer

August 25, 2017




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